Exhibit 99.126

APHRIA AND RAPID DOSE THERAPEUTICS SIGN MOU TO BRING
INNOVATIVE QUICKSTRIPTM ORAL THIN STRIPS TO APHRIA’S PORTFOLIO
OF MEDICAL AND ADULT-USE BRANDS

Aphria to become RDT’s exclusive Global Preferred Partner for cannabis markets

Leamington and Burlington, Ontario — September 5, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) and Rapid Dose Therapeutics Inc. (“RDT”), a Canadian bio-technology company focused on innovative drug delivery solutions, announced today that they have signed a non-binding Memorandum of Understanding (“MOU”) related to RDT’s QuickStripTM products. Under the terms of the MOU, the companies intend to enter into a definitive agreement in the near future pursuant to which RDT will provide Aphria with exclusive global preferred rights to produce, distribute and sell QuickStripTM products for cannabis markets around the world.

This proposed strategic partnership highlights Aphria’s persistent focus on innovation with a view to incorporating the latest technologies to revolutionize the way patients and consumers integrate cannabis into their lives. RDT’s innovative QuickStripTM is an easy-to-use, safe and effective oral fast-dissolving drug delivery system, developed in conjunction with McMaster University through the renowned Adronov Research Group, that provides accurate dosing and potency. With this technology, Aphria intends to produce oral thin strips for both the medical and adult-use cannabis markets.

“Aphria is committed to bringing breakthrough innovations to the global cannabis market, which is why we are excited to introduce RDT as a strategic innovation partner,” said Jakob Ripshtein, Chief Commercial Officer at Aphria. “They have developed a truly innovative product that will offer both patients and consumers a new way to consume and experience cannabis. We eagerly anticipate launching QuickStripTM delivery technology across our portfolio of medical and adult-use brands and look forward to extending this valuable partnership to other markets around the world.”

Said Mark Upsdell, Chief Executive Officer at Rapid Dose Therapeutics: “Partnering with Aphria is a natural fit for RDT as we bring our patent-pending proprietary technology to the medical and adult-use cannabis markets. Oral thin film strips are embraced by consumers everywhere as a safe and effective delivery device for low dose, high impact drug, vitamin, and personal use products, including cannabis. Aphria’s innovation-led approach along with the Company’s substantial infrastructure, capacity and global reach make this an ideal strategic partnership for both companies.”

Under the proposed definitive agreement, Aphria will have the ability to bring products developed using RDT’s QuickStripTM technology to international markets where the Company operates today and in the future.

We Have A Good Thing Growing.

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario — the greenhouse capital of Canada — Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

About Rapid Dose Therapeutics

Rapid Dose Therapeutics, RDT, is a Canadian bio-technology company providing disruptive proprietary drug delivery technologies designed to improve patient outcomes. RDT provides product innovation, production, and consultation to the pharmaceutical, nutraceutical and cannabis industries.

For more information, visit: rapid-dose.com

###

For media inquiries please contact:

Tamara Macgregor

Vice President, Communications

tamara.macgregor@aphria.com

437-343-4000

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, execution of a definitive agreement, expectations with respect to production of QuickStripTM products, , expectations for future growing capacity and costs, the completion of future expansions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.